SILLS CUMMIS EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

The Legal Center
One Riverfront Plaza
Newark, New Jersey 07102-5400
Tel: 973-643-7000
Fax: 973-643-6500

Eliezer Helfgott, Esq.
Of Counsel
Direct Dial: (973) 643-5159
E-mail: ehelfgott@sillscummis.com

30 Rockefeller Plaza
New York, NY 10112
Tel: 212-643-7000
Fax: 212-643-6550

May 17, 2006

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of the Chief Accountant
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Carol Stacey

> RE: **Platinum Energy Resources, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 24, 2006**
> **Form 10-K for the period ending December 31, 2005**
> **File No. 0-51553**

Dear Ms. Stacy:

Reference is made to a letter submitted by Platinum Energy Resources, Inc. (the "Company"), dated May 9, 2006, addressed to the Office of Chief Accountant at the Securities and Exchange Commission (the "Commission") in which the Company requested that the Staff not to object to the exclusion from the Preliminary Proxy Statement on Schedule 14A (File No. 0-51553) filed with the Commission on March 24, 2006 (the "Preliminary Proxy Statement") by Company of certain financial statements relating to Shamrock Energy Corporation ("Shamrock") and containing a proposal for providing alternate financial information with respect to Shamrock (the "Original Proposal Letter").

Based on various discussions between the undersigned, Ms. Sandra Stokes of the Office of Chief Accountant, and Mr. Michael Cunningham, Chief Financial Officer of Tandem Energy Holdings Inc. on May 17, 2006, and based on information provided to us by Mr. Cunningham, the Company has revised its proposal with respect to the disclosures to be contained in the Preliminary Proxy Statement with respect to the financial information relating to the Acquired Properties (as defined in the Original Proposal Letter) of Shamrock for 2004 and 2005

#1021682 v1 #1028040 v1

Securities and Exchange Commission
May 17, 2006
Page 2

     Specifically, the Company would like to amend its proposal to present certain audited combined statements of revenues and direct operating expenses for the Acquired Properties as follows.

     (i)   The Company proposes to present 2004 financial information as described in the Original Proposal Letter.

     (ii)   The Company proposes to present audited statements of revenues and direct operating expenses for the five months ended May 31, 2005. The acquisition date for the purchase of the Acquired Properties was June 8, 2005; however, the effective date of the acquisition as it relates to oil and gas production was June 1, 2005. Therefore, May 31, 2005 would be the appropriate cut-off date for this disclosure. Additionally, the Company proposes to provide the required oil and gas reserve information for the period from January 1, 2005 through May 31, 2005. The reserve report as of May 31, 2005 will be prepared by Tandem's in-house engineers by rolling the December 31, 2005 third party report back to May 31, 2005, using May 31, 2005 prices.

     For your convenience, attached hereto are the Original Proposal Letter referenced above.

     Please do not hesitate to contact me (973-643-5159) or Stephen Feldman of Marcum & Kliegman LLP at (212) 981-3007 should you have any questions or comments regarding the foregoing.

Very truly yours,

Eliezer Helfgott

Attachments

cc: Mark Nordlicht
       Barry Kostiner
           Platinum Energy Resources, Inc.
       Stephen Feldman
           Marcum & Kleigman LLP
       Tim Culp
       Michael Cunningham
           Tandem Energy Holdings, Inc.
       Phillip A. Wylie, Esq.
           Snell, Wylie & Tibbals